

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com





5th January 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 5th January 2010.

"Farm-in to Block 22/19c, UK North Sea".

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dw 1/20

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc

("Premier")

Farm-in to Block 22/19c, UK North Sea

Premier is pleased to announce that it has reached agreement with Serica Energy plc ("Serica") that, subject to government approval, it will farm-in to a 50% equity interest and assume operatorship of Block 22/19c in the UK Central North Sea.

Block 22/19c contains the Oates and Bowers Palaeocene prospects. The Oates prospect is an amplitude supported stratigraphic trap, targeting the Forties sandstone reservoir. Premier estimates the gross unrisked resource range as 25 mmboe to 107 mmboe with a mean of 65 mmboe. The prospect is considered to be moderate to low risk. On success, follow up potential exists in the Bowers prospect (10 mmboe to 65 mmboe gross resource range). Subject to rig confirmation and site survey, an exploration well on the Oates prospect, to be funded by Premier, will be drilled late in the second or early in the third quarter of 2010.

Simon Lockett, Chief Executive, commented:

"Following on from the Oilexco acquisition Premier is building a new core area in this part of the UK Central North Sea, via the Huntington development project and our involvement in the Moth discovery. The Oates prospect is an excellent near term opportunity to add reserves via organic growth in this new core area, lying as it does 10 km to the south of Huntington and 25 km northwest of Moth".

5th January 2010

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant
Andrew Lodge

Pelham PR
James Henderson **Tel: 020 7337 1500**
Gavin Davis
Evgeniy Chuikov